Filed Pursuant to Rule 433
Registration Statement Nos. 333-202913 and 333-180300-03

Fact Sheet (J554)
March 15, 2016

Credit Suisse – Knock-Out Notes due April 5, 2017 Linked to the Performance of the SPDR® S&P® Bank ETF

Trade Details & Characteristics
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Pricing Date:	Expected to be March 18, 2016.
Settlement Date:	Expected to be March 23, 2016.
Underlying:	The SPDR® S&P® Bank ETF (Ticker: KBE UP <Equity>)
Payment at Maturity:

A cash payment at maturity per $1,000 principal amount of notes equal to $1,000 + the product of $1,000 and:

o  if a Knock-Out Event has not occurred, the Fixed Payment Percentage.

The maximum Payment at Maturity is expected to be $1,123 per $1,000 principal amount.

o  if a Knock-Out event has occurred, the Underlying Return.

If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity.

Fixed Payment Percentage:	Expected to be 12.30%
Knock-Out Event:	If the Final Level is less than the Initial Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	Expected to be 15%
Underlying Return:	(Final Level – Initial Level) / Initial Level
Initial Level:	The closing level of the Underlying on the Pricing Date. In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be determined on the immediately following trading day on which a closing level is available.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Valuation Dates:	March 27, 2017, March 28, 2017, March 29, 2017, March 30, 2017 and March 31, 2017 (each a “Valuation Date” and March 31, 2017, the “Final Valuation Date”), subject to postponement as described in the applicable pricing supplement and product supplement.
Maturity Date:	April 5, 2017, subject to postponement as described in the applicable pricing supplement and product supplement.
Fees:	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.
Return Characteristics

•   If a Knock-Out Event does not occur, at maturity investors will receive $1,123 per $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•   If a Knock-Out Event occurs, investors will be fully exposed to the depreciation of the Underlying. You could lose your entire investment.

Product Risks

•   Investment may result in a loss of up to 100% of your investment. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level.

•   The notes do not pay interest.

Hypothetical Payment at Maturity
Underlying Return	Return on the Notes	Payment at Maturity
100.00%	12.30%	$1,123.00
90.00%	12.30%	$1,123.00
80.00%	12.30%	$1,123.00
70.00%	12.30%	$1,123.00
60.00%	12.30%	$1,123.00
50.00%	12.30%	$1,123.00
40.00%	12.30%	$1,123.00
30.00%	12.30%	$1,123.00
20.00%	12.30%	$1,123.00
10.00%	12.30%	$1,123.00
0.00%	12.30%	$1,123.00
-10.00%	12.30%	$1,123.00
-15.00%	12.30%	$1,123.00
-16.00%	-16.00%	$840.00
-20.00%	-20.00%	$800.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00
-80.00%	-80.00%	$200.00
-90.00%	-90.00%	$100.00
-100.00%	-100.00%	$0.00

The table illustrates the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying, assuming a Fixed Payment Percentage of 12.30% and a Knock-Out Buffer Amount of 15%. The actual Fixed Payment Percentage and Knock-Out Buffer Amount will be determined on the Pricing Date. The hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the Final Level and on whether a Knock-Out Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers above have been rounded for ease of analysis.

Product Risks (continued)

•   Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•   The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level.

(continued on the next page)

J.P. Morgan

Placement Agent

Product Risks (continued)

•	Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date (subject to the Fixed Payment Percentage). Your ability to receive a return equal to the Fixed Payment Percentage may be limited by the 5-day-end-of-term averaging used to calculate the Final Level, especially if there is a significant increase in the closing level of the Underlying on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Underlying, if any, between the Pricing Date and the Final Valuation Date.

•	If a Knock-Out Event does not occur, for each $1,000 principal amount of notes, you will be entitled to receive at maturity $1,000 plus $1,000 multiplied by the Fixed Payment Percentage. Accordingly, the maximum Payment at Maturity of the securities at maturity is expected to be $1,123 per $1,000 principal amount of notes, regardless of the appreciation in the level of the Underlying, which may be significant. Furthermore, regardless of the amount of any payment you receive on the notes you may nevertheless suffer a loss on your investment in the notes, in real value terms. This is because inflation may cause the real value of the amount of any payment you receive on the notes to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate greater risk of loss. “Volatility” refers to the frequency and magnitude of changes in the price of the Underlying. The greater the expected volatility with respect to the Underlying on the Trade Date, the higher the expectation as of the Trade Date that the Final Level could be less than the Initial Level by more than the Knock-Out Buffer Amount, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in more favorable terms (such as a higher Knock-Out Buffer Amount) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Knock-Out Buffer Amount may not necessarily indicate that the notes have a greater likelihood of a return of principal at maturity. The volatility of the Underlying can change significantly over the term of the notes. The level of the Underlying for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlying and the potential to lose some or all of your principal at maturity.

•	Although shares of the Underlying are listed for trading on the NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market. The Underlying is subject to management risk, which is the risk that the Underlying’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the Underlying’s investment strategy or otherwise, the investment advisor for the Underlying may add, delete or substitute the components held by the Underlying. Any of these actions could affect the price of the shares of the Underlying and consequently the value of the securities.

•	All of the stocks included in the Underlying are issued by companies in the banking sector. As a result, the stocks that will determine the performance of the SPDR® S&P® Bank ETF are concentrated in the banking sector. Although an investment in the securities will not give holders any ownership or other direct interests in the stocks held by the SPDR® S&P® Bank ETF, the return on an investment in the securities will be subject to certain risks associated with a direct equity investment in companies in the banking sector. Accordingly, by investing in the securities, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors.

The stocks represented in the Underlying are issued by companies whose primary lines of business are directly associated with the banking sector. The performance of bank stocks may be affected by governmental regulation that may limit the amount and types of loans and other financial commitments that banks can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the banking sector. Banks may also be subject to severe price competition. The regional banking industry is highly competitive, and thus, failure to maintain or increase market share may adversely affect profitability.

•	The Underlying will generally invest in all of the equity securities included in the S&P® Banks Select Industry Index, the “Tracked Index” for the Underlying but may not fully replicate the Tracked Index. There may be instances where SSgA Funds Management, Inc., the Underlying’s investment advisor, may choose to overweight another stock in the Tracked Index, purchase securities not included in the Tracked Index that SSgA Funds Management, Inc. believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques. In addition, the performance of the Underlying will reflect additional transaction costs and fees that are not included in the calculation of the Tracked Index. Finally, because the shares of the Underlying are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying.

•	During periods of market volatility, securities held by the Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlying and the liquidity of the Underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlying. As a result, under these circumstances, the market value of shares of the Underlying may vary substantially from the net asset value per share of the Underlying. For these reasons, the performance of the Underlying may not correlate with the performance of the Tracked Index.

•	The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	Credit Suisse currently anticipates that the value of the notes on the Pricing Date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

•	The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•	We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent, and hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	The payout on the notes can be replicated using a combination of the components described above. Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as the expected and actual volatility of the Underlying, the time to maturity of the notes, the dividend rate on the equity securities included in the Underlying, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	Your return on the notes will not reflect the return you would realize if you actually owned the assets that comprise the Underlying. The return on your investment is not the same as the total return based on the purchase of the assets that comprise the Underlying.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the assets that comprise the Underlying.

•	The Calculation Agent will make anti-dilution adjustments for certain events affecting the Underlying. However, an adjustment will not be required in response to all events that could affect the Underlying. If an event occurs that does not require the Calculation Agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 15, 2016, Product Supplement No. JPM-I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010316011849/dp64220_424b2-j554.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.